FOLKUP DEVELOPMENT INC.

Mileve Maric Ajnstajn 72,

Novi Beograd, Republic of Serbia 11070

Email: folkupdevelopment@gmail.com

May 9, 2017

Ms. Lopez-Molina

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Folkup Development, Inc.

       Registration Statement on Form S-1

       Filed March 24, 2017

       File No. 333-216921

Dear Ms. Lopez-Molina,

FOLKUP DEVELOPMENT INC. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated April 19, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 24, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response of the Company: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note you are a development stage company with limited operating activities, it is unclear whether you will be able to commence operations within the next 12 months, you are issuing penny stock and have nominal assets consisting of cash. These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently in the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering and that the proceeds from this offering, if any, will be immediately available to the company.

Response of the Company: In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a startup company, the company is not a blank check company because:

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus;

- company’s business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- company has its own specific operational business plan;

- to date, company has taken substantive steps in furtherance of the business plan including sales and rental agreements.

3. You appear to be a shell company as the term is defined in Securities Act Rule 405 under the Securities Act. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

Response of the Company: We do not believe that Folkup Development Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Folkup Development Inc. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Folkup Development Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Folkup Development Inc. investigated the market demand eco-transport sales and lease. Additionally, we have started to negotiate agreements with potential customers and already signed two material agreements. We also spend our funds for assets. We bought two Monowheels “Ninebot ONE A1”and leased them to our first customer, Vantu Sladishte, LLC. According to the rental agreement, we were prepaid $1,500. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”

Prospectus Cover Page

4. Please disclose on the prospectus cover page, as you do throughout your registration statement that there is substantial doubt about your ability to continue as a going concern.

Response of the Company: We have disclosed on the prospectus cover page that there is substantial doubt about our ability to continue as a going concern.

Risk factors, page 7

5. Please include a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgements against your sole officer and director due to her presence outside of the United States.

Response of the Company: In response to this comment, the Company added a risk factor discussing the difficulties in pursuing lawsuits or enforcing judgments against our sole officer and director due to her presence outside of the United States.

Management’s Discussion and Analysis or Plan of Operation, page 14

6. We note disclosure on page 15 that you “have generated sufficient revenue to date.” Please reconcile this disclosure with your disclosure throughout your registration statement that you have not generated revenues. We also note references in this section to the “expansion” of your operations. Please revise to make it clear that you have not yet commenced operations.

Response of the Company: We have reconciled the disclosure with our disclosure throughout our registration statement that we have not generated revenues. We have also stated that we have commenced our operations.

Plan of Operations, page 15

7. Please identify the relevant geographic markets in which you intend to compete. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response of the Company: We have identified the relevant geographic markets in which we intend to compete.

8. Please revise this section to disclose when you plan to obtain inventory and whether you have identified any sources of funds you will use to purchase such inventory. Please also disclose whether you have identified any potential suppliers or state that you have no plans to secure inventory at this time. Please refer to Item 101(h)(4)(v) of Regulation S-K.

Response of the Company: We have revised the section to disclose when we plan to obtain inventory and whether we have identified any sources of funds we will use to purchase such inventory. We have also disclosed whether we have identified any potential suppliers.

Future sales by existing stockholders, page 22

9. Please note that Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company, which applies to those securities issued prior to your beginning operations and generating revenues. Refer to Rule 144(i) of the Securities Act of 1933. Please revise your disclosure accordingly.

Response of the Company: We do not believe that Folkup Development Inc. is a “shell” company. We have stated the reasons for the non-shell company in the response number three.

Report of Independent Registered Public Accounting Firm, page 27

10. Please have your auditors revise their audit report to indicate the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Response of the Company: Our auditors revised their audit report to indicate the city and state where the report was issued.

11. We note your disclosure in note 2 and elsewhere in the document that there is substantial doubt regarding your ability to continue as a going concern. In light of these disclosures, please have your auditors explain to us how they nonetheless determined that a going concern emphasis-of-matter paragraph was not required in their audit report. Please refer to the Codification of Statements on Auditing Standards Section 570.

Response of the Company: In response to this comment, please read below the explanation from our auditor:

- We (the auditors) inquired about your plans to mitigate current losses in the future period and the probability or chances of those plans getting implemented.

-  We also inquired you with regards to any purchase sales agreement that you’ve entered into.

- We also inquired about capital shortfall and the plans management would implement to cover that short fall if any in the future period.

- Moreover, there were no events subsequent to the Balance Sheet date that would guide us over having a doubt about your entity being a going concern entity in the coming reasonable period.

After analyzing your responses to the above we’ve determined that a going concern paragraph was not required in our audit report.

Financial Statements, page F-1

12. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response of the Company: In response to this comment we have filed reviewed February 28, 2017 financial statements.

Statement of Operations, page F-3

13. Please advise whether any expense has been accrued or recognized for professional services rendered by Bharikh & Associates during the periods covered by the financial statements.

Response of the Company: As of November 30, 2016 there were no expenses recognized for audit services rendered by Bharat Parikh & Associates

Note 8 – Income Taxes, page F-9

14. In the second paragraph in this disclosure you disclose the valuation allowance at November 30, 2016 is approximately $286. In the table in the third paragraph of this disclosure you disclose the valuation allowance is $842. It appears your calculation of the deferred tax asset and related valuation allowance does not consider the tax effect of such loss carryforwards. Please review and revise this disclosure for patent errors.

Response of the Company: We have revised the calculation of the deferred tax assets.

Exhibit 5.1

15. Please have counsel revise the legal opinion to opine upon the validity of the shares that you are registering on the cover page of your prospectus. At present, the legal opinion opines upon the validity of shares that are being offered “for resale…by certain shareholder as named in the Registration Statement (the “Selling Shareholder”).” This appears to be a primary offering and no shares of common stock appear to be registered for resale by any selling shareholders. Please revise accordingly.

Response of the Company: We have filed updated legal opinion from our attorney.

Exhibit 23.1

16. Please have your independent accountants revise their consent to:

•

reference the correct audit report date;

•

consent to being identified or relied upon as experts in accounting and auditing as indicated on page 26; and

•

remove the last paragraph, as language intended to limit reliance on the consent is not permitted.

Response of the Company: We have filed updated consent from our auditor.

Please direct any further comments or questions you may have to the company at folkupdevelopment@gmail.com

Thank you.

Sincerely,

/S/ Milena Topolac Tomovic

Milena Topolac Tomovic, President